PRESS RELEASE

Banro Provides Update on Namoya Mine

Toronto, Canada – September 25, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") reports that as a result of the closure of road access to the Company’s Namoya mine in Maniema Province of the Democratic Republic of the Congo (“DRC”), mining operations at the Namoya mine have been temporarily suspended. The road access closure is due to the activities of local groups against both the local populations and against the DRC national army, and has resulted in the depletion of essential operating stock at site. The Company has taken steps to ensure the safety of its personnel and the integrity of the Namoya mine.

The Company looks forward to a resolution of the situation, and will provide an update as additional information becomes available.

Operations at the Company’s Twangiza mine in South Kivu Province of the DRC have not been impacted.

The Company also reports the resignation of Mr. Peter Cowley from the Banro board of directors. The board wishes Peter all the best in the future and thanks him for his contribution to Banro over many years.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding a resolution of the situation relating to the closure of road access to the Company’s Namoya mine) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: instability in the eastern DRC where the Company’s gold mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date; lack of infrastructure; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com.